Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Albany Molecular Research, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-152169, No. 333-80477 and No. 333-91423) on Form  S-8 of Albany Molecular Research, Inc. of our reports dated March 12, 2010, with respect to the consolidated balance sheets of Albany Molecular Research, Inc. and subsidiaries as of December 31, 2009 and 2008, the related consolidated statements of operations, stockholders’ equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009, annual report on Form 10-K of Albany Molecular Research, Inc. and subsidiaries.

/s/ KPMG LLP
Albany, New York
March 12, 2010